Filed Pursuant to Rule 433(d)
Registration Statement No. 333-250107

Free Writing Prospectus

TERM SHEET

Dated April 15, 2026

€2,500,000,000 3.125% Guaranteed Bonds Due April 22, 2031 (“Securities”)

Issuer:	Japan Bank for International Cooperation (JBIC)

Security:	3.125% Guaranteed Bonds Due April 22, 2031

Expected Ratings:	Moody’s: A1/stable outlook; S&P: A+/stable outlook

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time

Guarantee:	Payments of principal and interest are unconditionally and irrevocably guaranteed by Japan

Ranking:	Senior unsecured

Currency / Principal Amount:	€2,500,000,000

Denomination:	€100,000 x €1,000

Pricing Date:	April 15, 2026

Settlement Date:	April 22, 2026

Maturity Date:	April 22, 2031

Coupon:	3.125% per annum (annually (Actual/Actual (ICMA)))

Interest Payment Dates:	April 22 of each year, subject to the Business Day Convention, commencing April 22, 2027 and ending April 22, 2031

Business Day:	Any day (1) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in: (a) the relevant place of payment and (b) The City of New York, London and Tokyo and (2) on which the real time gross settlement system operated by the Eurosystem, or any successor or replacement thereto (the T2 system), is open for the settlement of payments in euro

Business Day Convention:	Following Business Day Convention, unadjusted

If a date for payment of principal or interest falls on a day that is not a Business Day, the related payment of principal, premium, if any, or interest may be made on the next succeeding Business Day as if made on the date the payment was due and no interest will accrue in respect of such delay

Currency of Payments:	EUR

Redemption after the	JBIC may redeem all, but not less than all, of the Securities

Occurrence of a Tax Event:	in the event of certain changes relating to Japanese taxation law at 100% of the principal amount thereof plus accrued interest thereon and any additional amounts JBIC is required to pay, as described in the prospectus supplement

Price to Public:	99.891%, plus accrued interest, if any, from April 22, 2026

Underwriting Discount:	0.125%

Proceeds, before Expenses, to JBIC:	99.766%, plus accrued interest, if any, from April 22, 2026

Benchmark OBL:	2.500% due April 16, 2031

Benchmark Yield:	2.715%

Spread:	43.4bps

Yield to Investors:	3.149%

Joint Lead Managers:	Barclays Bank PLC Citibank Europe plc Daiwa Capital Markets Europe Limited J.P. Morgan Securities plc

Format:	SEC-Registered

Clearing Systems:	Euroclear and Clearstream. The Securities will be held through the New Safekeeping Structure. The Securities are intended to be held in a manner that would allow eligibility as collateral for Eurosystem intra-day credit and monetary policy operations

Global Bond ISIN:	XS3334208058

Global Bond Common Code:	333420805

Use of Proceeds:	The net proceeds from the issuance of the Securities will be used for the Ordinary Operations of JBIC, as defined in the prospectus supplement.

Governing Law:	The State of New York

Listing:	Luxembourg Stock Exchange’s Euro MTF Market

Target Market:	Manufacturer target market (MiFID II product governance and UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs or key information document (KID) has been prepared as not available to retail in EEA and no DISC disclosure document has been prepared as not available to retail in the United Kingdom.

This communication is intended to be used solely by the person to whom it is provided by us.

You can access JBIC’s most recent prospectus satisfying the requirements of Section 10 of the United States Securities Act of 1933, as amended, at the following website:

https://www.sec.gov/Archives/edgar/data/1551322/000119312526153761/d100174d424b5.htm

Each purchaser of the Securities offered hereby will be deemed to have represented that it is a person who falls into the category of (i) or (ii) as set forth on page S-3 of the foregoing prospectus supplement.

JBIC has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents JBIC has filed with the SEC for more complete information about JBIC and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JBIC, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Bank PLC, toll free from the United States at +1 (888) 603 5847, Citibank Europe plc, toll free from the United States at +1 (800) 831-9146, Daiwa Capital Markets Europe Limited at +44-20-7597-8000 or J.P. Morgan Securities plc, toll free from the United States at +1-212-834-4533.

MiFID II product governance / Professional investors and ECPs only target market – Solely for the purposes of the manufacturer’s product approval process, the target market assessment in respect of the Securities has led to the conclusion that: (i) the target market for the Securities is eligible counterparties and professional clients only, each as defined in Directive 2014/65/EU (as amended or superseded, “MiFID II”); and (ii) all channels for distribution of the Securities to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Securities (a “distributor”) should take into consideration the manufacturer’s target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Securities (by either adopting or refining the manufacturer’s target market assessment) and determining appropriate distribution channels.

UK MiFIR product governance / Professional investors and ECPs only target market – Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Securities has led to the conclusion that: (i) the target market for the Securities is only eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook, and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”) (“UK MiFIR”); and (ii) all channels for distribution of the Securities to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Securities (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the Securities (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

The Securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended or superseded, the “IDD”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended or superseded, the “PRIIPs Regulation”) for offering or selling the Securities or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

The Securities are not intended to be offered, sold, distributed or otherwise made available to and should not be offered, sold, distributed or otherwise made available to any retail investor in the United Kingdom. For these purposes, a retail investor means a person who is not a professional client as defined in point (8) of Article 2(1) of Regulation (EU) 600/2014 as it forms part of domestic law by virtue of the EUWA. Consequently, no disclosure document required by the FCA Product Disclosure Sourcebook (“DISC”) for offering, selling or distributing the Securities or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering, selling or distributing the Securities or otherwise making them available to any retail investor in the United Kingdom may be unlawful under DISC and the Consumer Composite Investments (Designated Activities) Regulations 2024.

Further, this document is being distributed only to and is directed only at persons in the United Kingdom who (i) have professional experience in matters relating to investments who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended or superseded, the “FPO”), or (ii) are high net worth entities or other persons who fall within Article 49(2)(a) to (d) of the FPO, or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any Securities may otherwise be lawfully communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. The Securities to which this document relates are available only to, and any agreement to acquire such Securities, will be made only with, relevant persons. Any other person who is not a relevant person should not act or rely on this document or any of its contents.

Stabilization: FCA/ICMA.